

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

February 25, 2010

Jeffrey N. Maggioncalda
Chief Executive Officer
Financial Engines, Inc.
1804 Embarcadero Road
Palo Alto, California 94303

>   **Re: Financial Engines, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed February 22, 2010**
>   **File No. 333-163581**

Dear Mr. Maggioncalda:

    We have reviewed your amended registration statement and letter dated February 22, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary of Consolidated Financial Information, page 10

1. We have read your response to prior comment three of our letter dated February 3, 2010. Similar to your response to comment three, please disclose how you will account for the issuance of an aggregate of 456,666 shares of common stock to the holders of Series E stock.

Principal and Selling Stockholders table, page 120

2. In footnote 49, relating to Kenneth Fine, please indicate the nature of his position with the company, as required by Item 507 of Regulation S-K. We note that you have listed him among the executive officers and directors of the company on page 92.

Legal Opinion, Exhibit 5.1

3. Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Senior Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Davina K. Kaile, Esq. *(Via facsimile 650/233-4545)*
        Pillsbury Winthrop Shaw Pittman LLP
        2475 Hanover Street
        Palo Alto, CA 94304